

Prospectus Addendum to
the accompanying Prospectus dated July 31, 2015

Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-206013

Deutsche Bank AG

Senior Debt Securities
Warrants

We, Deutsche Bank AG, may use this prospectus addendum and the accompanying prospectus dated July 31, 2015 (as amended by this prospectus addendum, the "**Base Prospectus**") to offer and sell our senior debt securities and warrants from time to time. This addendum supplements and amends the provisions set forth in the accompanying prospectus for our senior debt securities (including our Global Notes, Series A) and our warrants. We refer to our senior debt securities and our warrants, collectively, as "**Securities**" below. You should read the terms of the relevant pricing supplement and any relevant product supplement, underlying supplement or prospectus supplement that describe the specific terms of the offered Securities together with this prospectus addendum and the accompanying prospectus.

This prospectus addendum amends and supplements the accompanying prospectus to reflect the German law on the mechanism for the resolution of banks of November 2, 2015 (the "**Resolution Mechanism Act**") and to make other revisions. Under the Resolution Mechanism Act, among the unsecured unsubordinated obligations of the issuer, those obligations that are excluded from the statutory definition of "debt instruments" under the Resolution Mechanism Act would be satisfied first in a German insolvency proceeding with respect to the issuer. This prioritization would also be given effect in a resolution proceeding with respect to the issuer so that obligations excluded from the statutory definition of "debt instruments" would be written down or converted into common equity tier 1 instruments only after eligible liabilities that are debt instruments have been written down or so converted. Among those unsecured unsubordinated obligations that fall outside the statutory definition of "debt instruments" and would be satisfied first under the Resolution Mechanism Act are senior unsecured debt instruments whose terms provide that (i) the repayment or the amount of the repayment depends on the occurrence or non-occurrence of an event which is uncertain at the point in time when the senior unsecured debt instruments are issued or is settled in a way other than by monetary payment or (ii) the payment of interest or the amount of the interest payments depends on the occurrence or non-occurrence of an event which is uncertain at the point in time when the senior unsecured debt instruments are issued unless the payment of interest or the amount of the interest payments solely depends on a fixed or floating reference interest rate and is settled by monetary payment. This order of priorities would apply to resolution or German insolvency proceedings with respect to the issuer commenced on or after January 1, 2017 with retroactive effect for outstanding debt instruments of the issuer. In such proceeding, the competent regulatory authority or court would determine which of our senior debt securities issued under the Base Prospectus have the terms described in clauses (i) or (ii) above (the "**Structured Debt Securities**") and which do not (the "**Non-Structured Debt Securities**"). In a resolution or German insolvency proceeding with respect to the issuer, the Structured Debt Securities and the warrants are expected to be among the unsecured unsubordinated obligations that would be satisfied before the Non-Structured Debt Securities as described above. **The Resolution Mechanism Act could lead to increased losses for the holders of Non-Structured Debt Securities if insolvency proceedings were initiated or Resolution Measures (as defined below) imposed upon the issuer**. The holders of our Securities will have no right to file a claim against us in a German insolvency proceeding unless the competent insolvency court allows the filing of such claims.

You should understand that the Resolution Measures imposed by the competent resolution authority include the power to convert any Securities not only into ordinary shares of the issuer but also into the ordinary shares of any group entity or any bridge bank and that the following deemed agreement will be included in the terms and conditions of the offered Securities:

> Pursuant to the Resolution Mechanism Act, by your acquisition of any Securities issued on or after January 1, 2016 (unless otherwise specified in the relevant pricing supplement), you will be deemed irrevocably to have agreed, and you will agree:
>
> - to be bound by, to acknowledge and to accept any Resolution Measure and any amendment, modification or variation of the terms and conditions of the Securities to give effect to any Resolution Measure;
> - that you will have no claim or other right against us arising out of any Resolution Measure;
> - that, in the case of the senior debt securities, the imposition of any Resolution Measure will not constitute a default or an event of default (i) under the senior debt securities, (ii) under the senior indenture dated November 22, 2006 among us, as issuer, Law Debenture Trust Company of New York, as trustee (the "**Trustee**"), and Deutsche Bank Trust Company Americas ("**DBTCA**"), as paying agent, issuing agent, authenticating agent and registrar, as amended and supplemented from time to time, or (iii) for the purpose of, but only to the fullest extent permitted by, the U.S. Trust Indenture Act of 1939, as amended (the "**Trust Indenture Act**"); and
> - that, in the case of the warrants, the imposition of any Resolution Measure will not constitute a default (i) under the warrants or (ii) under the warrant agreement dated as of November 15, 2007 between us and DBTCA, as warrant agent (the "**Warrant Agent**"), as amended and supplemented from time to time.

You may lose some or all of your investment if any Resolution Measure becomes applicable to us. For more information regarding the Resolution Measures that may be imposed by the competent resolution authority, please see "Description of Debt Securities," "Description of Warrants" and "Resolution Measures" herein, as well as "Risk Factors" on page 2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Securities or passed upon the accuracy or the adequacy of this prospectus addendum, the accompanying prospectus or any relevant pricing supplement, product supplement, underlying supplement or prospectus supplement that describes the specific terms of the offered Securities. Any representation to the contrary is a criminal offense.

The offered Securities are not bank deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other U.S. or foreign governmental agency or instrumentality. Deutsche Bank AG and its affiliates may use this prospectus addendum and the accompanying prospectus dated July 31, 2015 in connection with market-making transactions.

Deutsche Bank AG

January 1, 2016

RISK FACTORS

In connection with any offered senior debt securities or warrants, the section entitled "Risk Factors — Securities May be Subject to Resolution Measures" on pages 12 and 13 of the accompanying prospectus shall be replaced in its entirety by the following risk factors. We refer to our senior debt securities and our warrants, collectively, as "Securities" below.

Your investment in the Securities will involve certain risks. You should consider carefully the following risk factors together with the risk information contained in the accompanying prospectus or any relevant pricing supplement, product supplement or prospectus supplement that describes the specific terms of the offered Securities before you decide that an investment in the Securities is suitable for you.

Securities May Be Subject to Resolution Measures and the Effects of the Resolution Mechanism Act

The Securities may be written down, be converted into ordinary shares or other instruments of ownership or become subject to other resolution measures and, in a resolution or German insolvency proceeding with respect to the issuer, certain unsecured unsubordinated obligations of the issuer, including some of the senior debt securities issued under the Base Prospectus, would be satisfied first by operation of law before other senior unsecured securities, including some of the other senior debt securities issued under the Base Prospectus. You may lose part or all of your investment if any such measure becomes applicable to us.

On May 15, 2014, the European Parliament and the Council of the European Union adopted a directive establishing a framework for the recovery and resolution of credit institutions and investment firms (commonly referred to as the "**Bank Recovery and Resolution Directive**"). The Bank Recovery and Resolution Directive required each member state of the European Union to adopt and publish by December 31, 2014 the laws, regulations and administrative provisions necessary to comply with the Bank Recovery and Resolution Directive. To implement the Bank Recovery and Resolution Directive, Germany adopted the Recovery and Resolution Act (*Sanierungs- und Abwicklungsgesetz*, or the "**Resolution Act**"), which became effective on January 1, 2015. The Bank Recovery and Resolution Directive and the Resolution Act provided national resolution authorities with a set of resolution powers to intervene in the event that a bank is failing or likely to fail and certain other conditions are met. From January 1, 2016, the power to initiate resolution measures applicable to significant banking groups (such as Deutsche Bank Group) in the European Banking Union has been transferred to a single European resolution authority which works in close cooperation with the European Central Bank, the European Commission and the national resolution authorities under a European Union regulation establishing uniform rules and a uniform procedure for the resolution of credit institutions and certain investment firms in the framework of a Single Resolution Mechanism and a Single Resolution Fund ("**SRM Regulation**").

Pursuant to the SRM Regulation, the Resolution Act and other applicable rules and regulations, the Securities are subject to the powers exercised by the competent resolution authority to write down, including write down to zero, the claims for payment of the principal amount, interest amount or any other amount or, if applicable, claims for delivery of any property in respect of the Securities, to convert the Securities into ordinary shares of (i) the issuer, (ii) any group entity or (iii) any bridge bank or other instruments of ownership of such entities qualifying as common equity tier 1 capital, or to apply any other resolution measure including, but not limited to, any transfer of the Securities to another entity, the amendment, modification or variation of the terms and conditions of the Securities or a cancellation of the Securities. We refer to each of these measures pursuant to German and European law, as applicable to us from time to time in effect, as a "**Resolution Measure**." Resolution Measures include, among others, the measures generally referred to within the meaning of the "bail-in tool" under the Bank Recovery and Resolution Directive as implemented by the Resolution Act. The competent resolution authority may apply Resolution Measures individually or in any combination. Imposition of a Resolution Measure would likely occur if we become, or are deemed by the competent supervisory authority to have become, "non-viable" (as defined under the then applicable law) and are unable to continue our regulated banking activities without a Resolution Measure becoming applicable to us. The Bank Recovery and Resolution Directive and the Resolution Act are intended to eliminate the need for public support of troubled banks, and you should be aware that public support, if any, would only potentially be used by the competent supervisory authority as a last resort after having assessed and exploited, to the maximum extent practicable, the resolution tools, including the bail-in tool.

If a Resolution Measure is imposed, the competent resolution authority will have to exercise its powers in a way that results in (i) common equity tier 1 capital instruments (such as ordinary shares of Deutsche Bank AG) being written down first in proportion to the relevant losses, (ii) thereafter, the principal amount of other capital instruments (additional tier 1 capital instruments, such as those potentially issued under the capital securities indenture, and tier 2 capital instruments, such as those potentially issued under the subordinated indenture) being written down on a permanent basis or converted into common equity tier 1 capital instruments in accordance with their order of priority and (iii) thereafter, eligible liabilities – such as those under the senior debt securities or warrants – being written down or converted into common equity tier 1 capital instruments in accordance with a set order of priority.

The German law on the mechanism for the resolution of banks of November 2, 2015 (*Abwicklungsmechanismusgesetz*, or the "**Resolution Mechanism Act**") provides that, among the unsecured unsubordinated obligations of the issuer, those obligations that are excluded from the statutory definition of "debt instruments" under the Resolution Mechanism Act would be satisfied first in a German insolvency proceeding with respect to the issuer. This prioritization would also be given effect in a resolution proceeding with respect to the issuer, so that obligations excluded from the statutory definition of "debt instruments" would be written down or converted into common equity tier 1 instruments only after eligible liabilities that are debt instruments have been written down or so converted. Among those unsecured unsubordinated obligations that fall outside the statutory definition of "debt instruments" and would be satisfied first under the Resolution Mechanism Act are senior unsecured debt instruments whose terms provide that (i) the repayment or the amount of the repayment depends on the occurrence or non-occurrence of an event which is uncertain at the point in time when the senior unsecured debt instruments are issued or is settled in a way other than by monetary payment or (ii) the payment of interest or the amount of the interest payments depends on the occurrence or non-occurrence of an event which is uncertain at the point in time when the senior unsecured debt instruments are issued unless the payment of interest or the amount of the interest payments solely depends on a fixed or floating reference interest rate and is settled by monetary payment. This order of priorities would apply to resolution and German insolvency proceedings commenced on or after January 1, 2017 with retroactive effect for outstanding debt instruments of the issuer. In a resolution or German insolvency proceeding with respect to the issuer, the competent regulatory authority or court would determine which of our senior debt securities issued under the Base Prospectus have the terms described in clauses (i) or (ii) above, referred to herein as the Structured Debt Securities, and which do not, referred to herein as the Non-Structured Debt Securities. The relevant pricing supplement for each issuance will indicate whether we expect such issuance to be classified as Structured Debt Securities or Non-Structured Debt Securities, but the competent regulatory authority or court may classify such senior debt securities differently. **In a resolution or German insolvency proceeding with respect to the issuer, the Structured Debt Securities and the warrants are expected to be among the unsecured unsubordinated obligations that would be satisfied before the Non-Structured Debt Securities as described above. The Resolution Mechanism Act could lead to increased losses for the holders of Non-Structured Debt Securities if insolvency proceedings were initiated or Resolution Measures imposed upon the issuer.** Furthermore, if we become subject to German insolvency proceedings, the Trustee and holders of our Securities will have no right to file a claim against us unless the competent insolvency court allows the filing of such claims.

You would have no claim or other right against us arising out of any Resolution Measure, and we would have no obligation to make payments under the Securities following the imposition of a Resolution Measure. In particular, the imposition of any Resolution Measure will not constitute a default or an event of default under the Securities or the Indenture or Warrant Agreement (each as defined below), as applicable, or give you any other right to accelerate or terminate the securities.

There is some uncertainty as to what protections, if any, will be available to holders of Securities that are subject to a Resolution Measure and to the additional resolution powers that may be granted to the competent resolution authority. Under the Resolution Act, there are certain limited judicial proceedings available to challenge any resolution measure taken by the competent resolution authority. Limited judicial proceedings to challenge resolution measures under European regulation (including possible proceedings before the European Court of Justice) may also be available. However, it remains unclear what remedies may be available to holders commencing such proceedings. In addition, by your acquisition of the Securities, you waive (in the case of the senior debt securities, to the fullest extent permitted by the Trust Indenture Act) any and all claims against the Trustee, the relevant agents or the Warrant Agent, as applicable, and agree not to initiate a suit against the Trustee, the relevant agents or the Warrant Agent in respect of, and agree that the Trustee, the relevant agents and the Warrant Agent will not be liable for, any action that the Trustee, the relevant agents or the Warrant Agent takes, or abstains from taking, in either case in accordance with the imposition of a Resolution Measure by the competent resolution authority with respect to the Securities. Accordingly, you may have limited or circumscribed rights to challenge any decision of the competent resolution authority to impose any Resolution Measure.

The extent to which the principal amount of, or other amount payable or deliverable with respect to, any of the Securities may be subject to a Resolution Measure may depend on a number of factors that may be outside our control, and it will be difficult to predict when, if at all, a Resolution Measure might become applicable to us in our individual case. Accordingly, secondary market trading in any of the Securities may not follow the trading behavior associated with other types of securities issued by other financial institutions that may be or have been subject to a Resolution Measure. In addition, secondary market trading in any of the Securities constituting Non-Structured Debt Securities may not follow the trading behavior associated either with Structured Debt Securities issued by us or with securities issued by other financial institutions that are not subject to the Resolution Mechanism Act or similar laws. You may lose part or all of your investment in the Securities if a Resolution Measure becomes applicable to us, even though the Securities are governed by New York law.

The Resolution Measures may become applicable to the Securities by operation of law even in the absence of explicit provisions, acknowledgments or waivers in the terms of the Securities, and the order of priorities provided by the Resolution Mechanism Act will apply with retroactive effect for outstanding debt instruments in a resolution or German insolvency proceeding with respect to the issuer commenced on or after January 1, 2017, without the need for explicit provisions, acknowledgments or waivers in the terms of the debt instruments affected thereby.

A Resolution Measure may apply to us if we become, or are deemed by the competent supervisory authority to have become, "non-viable" (as defined under the then applicable law) and are unable to continue our regulated banking activities. Although only the Securities initially issued by us on or after January 1, 2015 include a contractual acknowledgment from holders of Securities that they are bound by and consent to the imposition of any Resolution Measure, implementation of the Resolution Act and any applicable supervisory law (including the SRM Regulation) may result in the Resolution Measures becoming applicable by operation of law to Securities issued prior to January 1, 2015 or to Securities not otherwise including a contractual acknowledgment despite the absence of explicit provisions, acknowledgments or waivers in the terms of such Securities. As a result, if a Resolution Measure becomes applicable to us, Securities initially issued by us prior to January 1, 2015 or otherwise not including a contractual acknowledgment may be subject to such Resolution Measures and, by operation of law, written down, converted into ordinary shares of (i) the issuer, (ii) any group entity or (iii) any bridge bank or other instruments of ownership of such entities qualifying as common equity tier 1 capital, transferred to another entity, amended, modified, varied or cancelled. Furthermore, the order of priorities provided by the Resolution Mechanism Act, as described above, would apply with retroactive effect for outstanding debt instruments in a resolution or German insolvency proceeding of the issuer commenced on or after January 1, 2017, without the need for explicit provisions, acknowledgments or waivers in the terms of the debt instruments affected thereby. The precise effects on our Securities that may result from the implementation of the Resolution Act, the Resolution Mechanism Act and the applicable supervisory law remain uncertain. You should consider the risk that you may lose some or all of your investment in such Securities.

DESCRIPTION OF DEBT SECURITIES

The senior debt securities offered pursuant to the Base Prospectus will be issued, in one or more series under, and will be governed by, the senior indenture dated November 22, 2006 among us, as issuer, the Trustee and DBTCA, as paying agent, issuing agent, authenticating agent and registrar, as supplemented by the First Supplemental Senior Indenture dated as of March 7, 2014, the Second Supplemental Senior Indenture dated as of January 1, 2015 and the Third Supplemental Senior Indenture dated as of January 1, 2016 and as may be further amended and supplemented from time to time (the "**Indenture**"). The Second Supplemental Senior Indenture dated as of January 1, 2015 amended and supplemented the Indenture and provided that, unless otherwise specified, the holders of senior debt securities issued under the senior indenture on and after January 1, 2015 will be bound by and will be deemed to consent to the imposition of any Resolution Measure by the competent resolution authority. The Third Supplemental Senior Indenture dated as of January 1, 2016 amends and supplements the Indenture to implement the Resolution Mechanism Act and to revise the deemed agreement provisions as set forth below with respect to the senior debt securities issued on or after January 1, 2016 (unless otherwise specified in the relevant pricing supplement). We refer to the paying agent, issuing agent and registrar each as an "agent," and collectively, as the "agents" below.

In connection with any offered senior debt securities, the second and third paragraphs under "Description of Debt Securities — General" on page 36 of the accompanying prospectus (prior to the section entitled "Resolution Measures — Resolution Measures Applicable to the Capital Securities") shall be replaced in its entirety by the following two paragraphs. The relevant disclosure under "Summary of Registered Securities — Debt Securities" in the accompanying prospectus shall be deemed to be amended and supplemented in accordance with the relevant amendments and supplements described in the following two paragraphs.

The senior debt securities (and, in the case of senior debt securities in bearer form, any coupons to these securities) will be our direct, unconditional, unsecured and unsubordinated obligations and will rank equally and *pari passu* with the claims of all our other unsecured and unsubordinated creditors, subject to any statutory priority regime of the jurisdiction of our incorporation (or, in the case of senior debt securities issued by Deutsche Bank AG through a branch, of the jurisdiction where the branch is established) that provides certain claims will be satisfied first in a resolution or German insolvency proceeding with respect to the issuer. The German law on the mechanism for the resolution of banks of November 2, 2015 (*Abwicklungsmechanismusgesetz*, or the "**Resolution Mechanism Act**") provides that, among the unsecured unsubordinated obligations of the issuer, those obligations that are excluded from the statutory definition of "debt instruments" under the Resolution Mechanism Act would be satisfied first in a German insolvency proceeding with respect to the issuer. This prioritization would also be given effect in a resolution proceeding with respect to the issuer, so that obligations excluded from the statutory definition of "debt instruments" would be written down or converted into common equity tier 1 instruments only after eligible liabilities that are debt instruments have been written down or so converted. Among those unsecured unsubordinated obligations that fall outside the statutory definition of "debt instruments" and would be satisfied first under the Resolution Mechanism Act are senior unsecured debt instruments whose terms provide that (i) the repayment or the amount of the repayment depends on the occurrence or non-occurrence of an event which is uncertain at the point in time when the senior unsecured debt instruments are issued or is settled in a way other than by monetary payment or (ii) the payment of interest or the amount of the interest payments depends on the occurrence or non-occurrence of an event which is uncertain at the point in time when the senior unsecured debt instruments are issued unless the payment of interest or the amount of the interest payments solely depends on a fixed or floating reference interest rate and is settled by monetary payment. This order of priorities would apply to resolution and German insolvency proceedings commenced on or after January 1, 2017 with retroactive effect for outstanding debt instruments of the issuer. In such proceeding, the competent regulatory authority or court would determine which of our senior debt securities issued under the Base Prospectus have the terms described in clauses (i) or (ii) above, referred to herein as the Structured Debt Securities, and which do not, referred to herein as the Non-Structured Debt Securities. The relevant pricing supplement for each issuance will indicate whether we expect such issuance to be classified as Structured Debt Securities or Non-Structured Debt Securities, but the competent regulatory authority or court may classify such senior debt securities differently. In a resolution or German insolvency proceeding with respect to the issuer, the Structured Debt Securities and the warrants are expected to be among the unsecured unsubordinated obligations that would be satisfied before the Non-Structured Debt Securities. **The Resolution Mechanism Act could lead to increased losses for the holders of Non-Structured Debt Securities if insolvency proceedings were initiated or Resolution Measures imposed upon the issuer.**

By acquiring any senior debt securities issued on or after January 1, 2015 (unless otherwise specified in the relevant pricing supplement), you will be bound by and will be deemed to consent to the imposition of any Resolution Measure by the competent resolution authority. As a result, you would have no claim or other right against us arising out of any Resolution Measure or increased losses incurred based on the new order of priorities introduced by the Resolution Mechanism Act. In addition, by your acquisition of senior debt securities, you waive, to the fullest extent permitted by the Trust Indenture Act and applicable law, any and all claims against the Trustee or the relevant agents for, agree not to initiate a suit against the Trustee or the relevant agents in respect of, and agree that the Trustee and the relevant agents will not be liable for, any action that the Trustee or the relevant agents take, or abstain from taking, in either case in accordance with the imposition of a Resolution Measure by the competent resolution authority with respect to the senior debt securities. Accordingly, you may have limited or circumscribed rights to challenge any decision of the competent resolution authority to impose any Resolution Measure. For more information, please see the sections "Resolution Measures" and "Risk Factors" in the Base Prospectus.

DESCRIPTION OF WARRANTS

The warrants offered pursuant to the Base Prospectus will be issued under the warrant agreement dated as of November 15, 2007 between us and the Warrant Agent, as amended by the First Amendment to the Warrant Agreement dated as of January 1, 2015 and the Second Amendment to the Warrant Agreement dated as of January 1, 2016, and as may be further amended and supplemented from time to time (the "**Warrant Agreement**"). The First Amendment to the Warrant Agreement dated as of January 1, 2015 amended and supplemented the Warrant Agreement and provided that, unless otherwise specified, the holders of warrants issued under the Warrant Agreement on and after January 1, 2015 will be bound by and will be deemed to consent to the imposition of any Resolution Measure by the competent resolution authority. The Second Amendment to the Warrant Agreement dated as of January 1, 2016 amends and supplements the Warrant Agreement to implement the Resolution Mechanism Act and to revise the deemed agreement provisions as set forth below with respect to warrants issued on or after January 1, 2016 (unless otherwise specified in the relevant pricing supplement).

In connection with any offered warrants, the fourth paragraph under "Description of Warrants" on page 45 of the accompanying prospectus shall be replaced in its entirety by the following two paragraphs. The relevant disclosure under "Summary of Registered Securities — Warrants" in the accompanying prospectus shall be deemed to be amended and supplemented in accordance with the relevant amendments and supplements described in the following two paragraphs.

The warrants are our unsecured contractual obligations and will rank equally and *pari passu* with our other unsecured contractual obligations and with our unsecured and unsubordinated debt obligations, subject to any statutory priority regime of the jurisdiction of our incorporation (or, in the case of warrants issued by Deutsche Bank AG through a branch, of the jurisdiction where the branch is established) that provides certain claims will be satisfied first in a resolution or German insolvency proceeding with respect to the issuer. As a result of the Resolution Mechanism Act, in a resolution or German insolvency proceeding with respect to the issuer, the warrants are expected to be among the unsecured unsubordinated obligations that would be satisfied before the Non-Structured Debt Securities as described above.

Unless otherwise specified in the relevant pricing supplement, by acquiring any warrants issued on or after January 1, 2016, you will be bound by and will be deemed to consent to the imposition of any Resolution Measure by the competent resolution authority. As a result, you would have no claim or other right against us arising out of any Resolution Measure. In addition, by your acquisition of the warrants, you waive, to the fullest extent permitted by applicable law, any and all claims against the warrant agent for, agree not to initiate a suit against the warrant agent in respect of, and agree that the warrant agent will not be liable for, any action that the warrant agent takes, or abstains from taking, in either case in accordance with the imposition of a Resolution Measure by the competent resolution authority with respect to the warrants. Accordingly, you may have limited or circumscribed rights to challenge any decision of the competent resolution authority to impose any Resolution Measure. For more information, please see the sections "Resolution Measures" and "Risk Factors" in this prospectus.

RESOLUTION MEASURES

With respect to any offering or sale of senior debt securities or warrants, the text under "Resolution Measures" on pages 49 and 50 of the accompanying prospectus (up to the section entitled "Resolution Measures — Resolution Measures Applicable to the Capital Securities") shall be replaced in its entirety by the following paragraphs. The relevant disclosure under "Summary of Registered Securities — Resolution Measures" in the accompanying prospectus shall be deemed to be amended and supplemented in accordance with the relevant amendments and supplements described in the following paragraphs. In the text below, "Securities" refers to our senior debt securities and our warrants, collectively.

References to "you" in this "Resolution Measures" section means the holders of the Securities (including the beneficial owners). "Beneficial owner" means (i) if any Securities are in global form, the beneficial owners of such Securities (and any interest therein) and (ii) if any Securities are in definitive form, the holders in whose name such Securities are registered in the security or warrant register, as applicable, and any beneficial owners holding an interest in such Securities in definitive form.

Under the relevant resolution laws and regulations as applicable to us from time to time, the Securities may be subject to the powers exercised by the competent resolution authority to:

- write down, including write down to zero, the claims for payment of the principal amount, the interest amount or any other amount or, if applicable, claims for delivery of any property in respect of the Securities;

- convert the Securities into ordinary shares of (i) the issuer or (ii) any group entity or (iii) any bridge bank or other instruments of ownership of such entities qualifying as common equity tier 1 capital; and/or

- apply any other resolution measure, including, but not limited to, (i) any transfer of the Securities to another entity, (ii) the amendment, modification or variation of the terms and conditions of the Securities or (iii) the cancellation of the Securities.

We refer to each of these measures as a "**Resolution Measure**." When we refer to a "group entity," we mean an entity that is included in the corporate group subject to a Resolution Measure, and when we refer to a "bridge bank," we mean a newly chartered German bank that would receive some or all of our assets, liabilities and material contracts, including those attributable to our branches and subsidiaries, in a resolution proceeding. Resolution Measures include, among others, the measures generally referred to within the meaning of the "bail-in tool" under the Bank Recovery and Resolution Directive.

As a result of the Resolution Mechanism Act, the competent regulatory authority or court would determine which of our senior debt securities issued under the Base Prospectus are Structured Debt Securities and which are Non-Structured Debt Securities. **In a resolution or German insolvency proceeding with respect to the issuer, the Structured Debt Securities and the warrants are expected to be among the unsecured unsubordinated obligations that would be satisfied before the Non-Structured Debt Securities. The holders of our Securities will have no right to file a claim against us in a German insolvency proceeding unless the competent insolvency court allows the filing of such claims**. For more information on the Resolution Mechanism Act, please see the section entitled "Description of Debt Securities" in the Base Prospectus.

For the avoidance of doubt, any non-payment or non-delivery by us arising out of any such Resolution Measure will not constitute a failure by us under the terms of the Securities, the Indenture or the Warrant Agreement, as applicable, to make a payment of principal of, interest on or other amounts owing, or deliverable, under the Securities.

Where applicable, we will include any further specific terms relating to the potential imposition of Resolution Measures with respect to future issuances of Securities in a prospectus supplement that we will file in connection with such issuance.

The Indenture and the Warrant Agreement were amended to reflect the terms relating to the potential imposition of a Resolution Measure with respect to the Securities to be issued under those agreements on or after January 1, 2015. In particular, the Second Supplemental Senior Indenture and the First Amendment to the Warrant Agreement, each dated January 1, 2015, provide that, unless otherwise specified, the holders of Securities issued under the Indenture or Warrant Agreement (as the case may be) on and after January 1, 2015 will be bound by and will be deemed to consent to the imposition of any Resolution Measure by the competent resolution authority. The Third Supplemental Senior Indenture and the Second Amendment to the Warrant Agreement, each dated January 1, 2016, amend and supplement the Resolution Measure provisions of the Indenture and the Warrant Agreement, respectively, to implement the Resolution Mechanism Act and to revise the deemed agreement provisions as set forth below with respect to the Securities issued on or after January 1, 2016 (unless otherwise specified in the relevant pricing supplement).

Deemed Agreement to Resolution Measures

By your acquisition of the Securities issued on or after January 1, 2016 (unless otherwise specified in the relevant pricing supplement), you will be deemed irrevocably to have agreed, and you will agree:

- to be bound by, to acknowledge and to accept any Resolution Measure and any amendment, modification or variation of the terms and conditions of the Securities to give effect to any Resolution Measure;

- that you will have no claim or other right against us arising out of any Resolution Measure;

- that, in the case of the senior debt securities, the imposition of any Resolution Measure will not constitute a default or an event of default (i) under the senior debt securities, (ii) under the Indenture or (iii) for the purpose of, but only to the fullest extent permitted by, the Trust Indenture Act (including, without limitation, Section 315(b) (Notice of Default) and Section 315(c) (Duties of the Trustee in Case of Default) of the Trust Indenture Act); and

- that, in the case of the warrants, the imposition of any Resolution Measure will not constitute a default (i) under the warrants or (ii) under the Warrant Agreement.

By your acquisition of the Securities, you will be deemed irrevocably to have (i) consented to the imposition of any Resolution Measure as it may be imposed without any prior notice by the competent resolution authority of its decision to exercise such power with respect to the Securities, (ii) authorized, directed and requested The Depository Trust Company (the "**Depositary**") and any direct participant in the Depositary or other intermediary through which you hold such Securities to take any and all necessary action, if required, to implement the imposition of any Resolution Measure with respect to the Securities as it may be imposed, without any further action or direction on your part or on the part of the Trustee, the relevant agents or the Warrant Agent, as applicable, and (iii) acknowledged and accepted that the Resolution Measure provisions described in this "Resolution Measures" section are exhaustive on the matters described herein to the exclusion of any other agreements, arrangements or understandings between you and the issuer relating to the terms and conditions of the Securities.

For the avoidance of doubt, if you have purchased, or in the future purchase in any market-making transactions, any Securities issued on or after January 1, 2015 but prior to January 1, 2016 (including further issuances of senior debt securities with the same terms as senior debt securities originally issued on or after January 1, 2015 but prior to January 1, 2016), you will be deemed to have agreed instead to the provisions as set forth under "Resolution Measures — Deemed Agreement to Resolution Measures" on pages 49 and 50 of the accompanying prospectus dated July 31, 2015 (unless otherwise specified in the relevant pricing supplement).